# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VNET Group, Inc., CIK 0001508475
CUSIP: 90138A103
Title of class of securities: Class A Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: GUANJIE BUILDING, SOUTHEAST 1ST FLOOR, 10# JIUXIANQIAO EAST ROAD, Beijing, China (F4), 100016
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001603466

## Reporting persons
- Point72 Asset Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 33,834,222; sole dispositive power 0; shared dispositive power 33,834,222; aggregate amount beneficially owned 33,834,222 (2.1% of the class)
  Comment: Represented by 5,639,037 ADSs (includes 519,000 Class A Ordinary Shares (represented by 86,500 ADSs) issuable upon exercise of call options)
- Point72 Capital Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 33,834,222; sole dispositive power 0; shared dispositive power 33,834,222; aggregate amount beneficially owned 33,834,222 (2.1% of the class)
  Comment: Represented by 5,639,037 ADSs (includes 519,000 Class A Ordinary Shares (represented by 86,500 ADSs) issuable upon exercise of call options)
- Point72 Europe (London) LLP: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,346,634; sole dispositive power 0; shared dispositive power 4,346,634; aggregate amount beneficially owned 4,346,634 (0.3% of the class)
  Comment: Represented by 724,439 ADSs
- Steven A. Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 38,180,856; sole dispositive power 0; shared dispositive power 38,180,856; aggregate amount beneficially owned 38,180,856 (2.4% of the class)
  Comment: Represented by 6,363,476 ADSs (includes 519,000 Class A Ordinary Shares (represented by 86,500 ADSs) issuable upon exercise of call options)

## Item 1. Issuer
Name of issuer: VNET Group, Inc.
Address of issuer's principal executive offices: Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road Chaoyang District, Beijing, 100016, The People's Republic Of China

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) Point72 Asset Management, L.P. ("Point72 Asset Management") with respect to the class A ordinary shares, par value $0.00001 per share ("Class A Ordinary Shares"), of VNET Group, Inc. (the "Issuer") held, in the form of American Depositary Shares ("ADSs"), by (and underlying options held by) an investment fund it manages; (ii) Point72 Capital Advisors, Inc. ("Point72 Capital Advisors Inc.") with respect to the Class A Ordinary Shares held, in the form of ADSs, by (and underlying options held by) an investment fund managed by Point72 Asset Management; (iii) Point72 Europe (London) LLP ("Point72 Europe (London)") with respect to the Class A Ordinary Shares held, in the form of ADSs, by an investment fund it manages; and (iv) Steven A. Cohen ("Mr. Cohen") with respect to the Class A Ordinary Shares beneficially owned, in the form of ADSs, by Point72 Asset Management, Point72 Capital Advisors Inc. and Point72 Europe (London).

Each of Cubist Systematic Strategies, LLC, Point72 Hong Kong Limited, Point72 (DIFC) Limited, and Point72 Asia (Singapore) Pte. Ltd. are advisors under common control with Point72 Asset Management, and each acts as a sub-advisor with respect to a portion of the Class A Ordinary Shares reported herein.

There is no CUSIP number assigned to the Class A Ordinary Shares. The CUSIP Number 90138A103 has been assigned to the ADSs of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol "VNET." Each ADS represents 6 Class A Ordinary Shares.

Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Europe (London), and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934 (the "Act").
Address of principal business office or, if none, residence: The address of the principal business office of (i) Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902; and (ii) Point72 Europe (London) is 8 St. James's square, London, United Kingdom SWIY 4JU.
Citizenship: Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Point72 Europe (London) is a limited liability partnership incorporated in England and Wales. Mr. Cohen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on June 30, 2025.

Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Europe (London) and Mr. Cohen own directly no Class A Ordinary Shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by an investment fund it manages. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Pursuant to an investment management agreement, Point72 Europe (London) maintains investment and voting power with respect to the securities held by an investment fund it manages. Mr. Cohen controls each of Point72 Asset Management, Point72 Capital Advisors Inc. and Point72 Europe (London). The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Ordinary Shares reported herein.
Percent of class: 2.4%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on June 30, 2025.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on June 30, 2025.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on June 30, 2025.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on June 30, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Point72 Asset Management, L.P.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (08/14/2025)
- Point72 Capital Advisors, Inc.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (08/14/2025)
- Point72 Europe (London) LLP: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (08/14/2025)
- Steven A. Cohen: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (08/14/2025)